As filed with the Securities and Exchange Commission on May 14, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

ANGLOGOLD ASHANTI LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF SOUTH AFRICA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of the par value of twenty-five South African cents (R0.25) of AngloGold Ashanti Limited.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$558.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of American Depositary

Article number 11

Receipts to inspect the transfer books of the

depositary and the list of holders of American

Depositary Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19, 21 and 23

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Amended and Restated Deposit Agreement dated as of June 3, 2008 among AngloGold Ashanti Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to AngloGold Ashanti Limited dated October 9, 2007 relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 14, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares, each American Depositary Share representing ordinary shares of the par value of twenty-five South African cents (R0.25) of AngloGold Ashanti Limited.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, AngloGold Ashanti Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Johannesburg, South Africa on May 14, 2009.

ANGLOGOLD ASHANTI LIMITED

By: /s/ Srinivasan Venkatakrishnan

Name: Srinivasan Venkatakrishnan

Title: Executive Director and Chief Financial Officer

Each of the undersigned do hereby constitute and appoint Srinivasan Venkatakrishnan, Paul Joseph George Dennison and Lynda Eatwell and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name/Signature

Title

Date

/s/ Russell P. Edey

Independent Non-Executive

May 14, 2009

Russell P. Edey

Director and Chairman

/s/ Thokoana J. Motlatsi

Independent Non-Executive

May 14, 2009

Thokoana J. Motlatsi

Director and Deputy Chairman

/s/ Mark Cutifani

Executive Director and Chief

May 14, 2009

Mark Cutifani

Executive Officer

/s/ Frank B. Arisman

Independent Non-Executive Director

May 14, 2009

Frank B. Arisman

/s/ Reginald E. Bannerman

Independent Non-Executive Director

May 14, 2009

Reginald E. Bannerman

/s/ Joseph H. Mensah

Independent Non-Executive Director

May 14, 2009

Joseph H. Mensah

/s/ William A. Nairn

Independent Non-Executive Director

May 14, 2009

William A. Nairn

/s/ Sipho M. Pityana

Independent Non-Executive Director

May 14, 2009

Sipho M. Pityana

/s/ Srinivasan Venkatakrishnan

Executive Director and Chief Financial

May 14, 2009

Srinivasan Venkatakrishnan

Officer

(Venkat)

/s/ John E. Staples

Principal Accounting Officer

May 14, 2009

John E. Staples

/s/ Donald C. Ewigleben

U.S. Authorized Representative

May 14, 2009

Donald C. Ewigleben

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of

June 3, 2008 among AngloGold Ashanti Limited, The Bank of

New York as Depositary, and all Owners and Beneficial Owners

from time to time of American Depositary Shares issued thereunder.

2

Form of letter from The Bank of New York to AngloGold Ashanti

Limited dated October 9, 2007 relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

5

Certification under Rule 466.